UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hi-Tech Pharmacal Co., Inc.
File No. 000-20424 - CF# 23863

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   Hi-Tech Pharmacal Co., Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on July 20, 2009.

   Based on representations by Hi-Tech Pharmacal Co., Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.9   through July 18, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Daniel Greenspan
            Special Counsel